Unaudited Condensed Consolidated Interim Financial Statements

(In US dollars)

HUDBAY MINERALS INC.

For the three and six months ended June 30, 2020 and 2019

HUDBAY MINERALS INC.
Condensed Consolidated Interim Balance Sheets (Unaudited and in thousands of US dollars)

		Jun. 30,	Dec. 31,
	Note	2020	2019
Assets
Current assets
Cash and cash equivalents		$391,136	$396,146
Trade and other receivables	6	106,120	105,994
Inventories	7	143,002	138,820
Prepaid expenses and other current assets		10,057	12,737
Other financial assets	8	2,174	2,049
Taxes receivable		9,214	7,289
		661,703	663,035
Receivables	6	18,249	19,264
Inventories	7	21,479	19,455
Other financial assets	8	11,369	11,287
Intangibles and other assets	9	22,168	10,411
Property, plant and equipment	10	3,679,926	3,662,559
Deferred tax assets	18b	83,998	75,046
		$4,498,892	$4,461,057
Liabilities
Current liabilities
Trade and other payables		$163,654	$192,404
Taxes payable		577	2,146
Other liabilities	11	49,159	49,411
Other financial liabilities	12	80,563	28,076
Lease liabilities	13	32,243	32,781
Deferred revenue	15	74,835	86,933
		401,031	391,751
Other financial liabilities	12	183,673	39,784
Lease liabilities	13	39,031	49,166
Long-term debt	14	988,418	985,255
Deferred revenue	15	493,366	476,823
Provisions	16	326,839	280,850
Pension obligations	17	20,092	29,599
Other employee benefits	17	119,529	116,778
Deferred tax liabilities	18b	220,610	242,928
		2,792,589	2,612,934
Equity
Share capital	19b	1,777,340	1,777,340
Reserves		(36,231)	(24,250)
Retained earnings		(34,806)	95,033
		1,706,303	1,848,123
		$4,498,892	$4,461,057
Commitments (note 22)

HUDBAY MINERALS INC.
Condensed Consolidated Interim Income Statements (Unaudited and in thousands of US dollars)

	Note	Three months ended June 30,		Six months ended June 30,
		2020	2019	2020	2019
Revenue	5a	$208,913	$329,414	$454,020	$621,672
Cost of sales
Mine operating costs		140,760	195,077	321,419	358,393
Depreciation and amortization	5b	80,807	91,194	167,246	168,325
		221,567	286,271	488,665	526,718
Gross (loss) profit		(12,654)	43,143	(34,645)	94,954
Selling and administrative expenses		10,713	10,422	15,816	25,323
Exploration and evaluation expenses		2,192	7,935	7,965	13,343
Other expenses	5d	1,276	28,909	6,768	40,606
Results from operating activities		(26,835)	(4,123)	(65,194)	15,682
Net interest expense on long term debt	5e	19,729	16,265	39,364	32,499
Accretion on streaming arrangements	5e	15,732	15,915	32,031	37,884
Change in fair value of financial instruments	5e	4,656	3,533	10,900	(1,859)
Other net finance costs	5e	7,652	4,095	8,567	9,202
Net finance expense		47,769	39,808	90,862	77,726

Loss before tax		(74,604)	(43,931)	(156,056)	(62,044))
Tax (recovery) expense	18a	(22,703)	10,214	(28,021)	5,518
Loss for the period		$(51,901)	$(54,145)	$(128,035)	$(67,562)

Loss per share
Basic and diluted		$(0.20)	$(0.21)	$(0.49)	$(0.26)

Weighted average number of common shares outstanding:
Basic and diluted	20	261,272,151	261,272,151	261,272,151	261,272,151

HUDBAY MINERALS INC.
Condensed Consolidated Interim Statements of Cash Flows (Unaudited and in thousands of US dollars)

	Note	Three months ended June 30,		Six months ended June 30,
		2020	2019 (Note 23a)	2020	2019 (Note 23a)
Cash generated from operating activities:
Loss for the period		$(51,901)	$(54,145)	$(128,035)	$(67,562)
Tax (recovery) expense	18a	(22,703)	10,214	(28,021)	5,518
Items not affecting cash:
Depreciation and amortization	5b	81,230	91,739	168,087	169,422
Share-based compensation expenses (recoveries)	5c	3,597	(1,875)	885	3,468
Net interest expense on long term debt	5e	19,729	16,265	39,364	32,499
Accretion on streaming arrangements	5e	15,732	15,915	32,031	37,884
Change in fair value of financial instruments	5e	4,656	3,533	10,900	(1,859)
Other net finance costs	5e	7,652	4,095	8,567	9,202
Inventory (recoveries) writedowns	7	(8,154)	-	2,221	-
Amortization of deferred revenue	15	(13,904)	(21,297)	(23,664)	(30,809)
Pension and other employee benefit payments, net of accruals		1,750	903	3,934	1,746
Decommissioning and restoration payments		(3,193)	-	(6,129)	-
Write down of UCM receivable	5d	-	25,978	-	25,978
Other [1]		(1,650)	(3,983)	(2,679	(3,878)
Taxes paid		(3,384)	(6,083)	(6,052)	(14,668)
Operating cash flow before change in non-cash working capital		29,457	81,259	71,409	166,941
Change in non-cash working capital	23a	1,911	25,750	(30,954)	1,767
		31,368	107,009	40,455	168,708
Cash used in investing activities:
Acquisition of property, plant and equipment		(47,751)	(50,028)	(98,836)	(92,311)
Acquisition of subsidiary, net of cash acquired		-	(44,688)	-	(44,688
Change in restricted cash		-	1,637	-	2,374
Net interest received		342	2,198	1,480	4,481
		(47,409)	(90,881)	(97,356)	(130,144)
Cash used in financing activities:
Interest paid on long-term debt		-	-	(37,375)	(37,375)
Financing costs		(4,441)	(4,709)	(8,177)	(10,183)
Lease payments		(8,192)	(7,380)	(17,209)	(14,829)
Gold prepayment proceeds	12	115,005	-	115,005	-
Dividends paid	19b	-	-	(1,804)	(1,955)
		102,372	(12,089)	50,440	(64,342)
Effect of movement in exchange rates on cash and cash equivalents		(1,192)	(379)	1,451	(192)
Net increase (decrease) in cash and cash equivalents		85,139	3,660	(5,010)	(25,970)
Cash and cash equivalents, beginning of the period		305,997	485,867	396,146	515,497
Cash and cash equivalents, end of the period		$391,136	$489,527	$391,136	$489,527
[1] Includes disbursements for share based compensation, restructuring, realized foreign exchange gains and losses and Pampacancha delivery obligation payments.
For supplemental information, see note 23.

HUDBAY MINERALS INC.
Condensed Consolidated Interim Statements of Comprehensive Loss (Unaudited and in thousands of US dollars)

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Loss for the period	$(51,901)	$(54,145)	$(128,035)	$(67,562)

Other comprehensive income (loss):
Item that will be reclassified subsequently to profit or loss:
Recognized directly in equity:
Net exchange gain (loss) on translation of foreign currency balances	9,534	3,690	(10,586)	7,458
	9,534	3,690	(10,586)	7,458

Items that will not be reclassified subsequently to profit or loss:
Recognized directly in equity:
Gold prepayment revaluation loss (note 12)	(480)	-	(480)	-
Tax effect	129	-	129	-
Remeasurement - actuarial loss	(31,594)	(5,625)	(98)	(11,341)
Tax effect	1,940	(75)	(1,344)	(715)
	(30,005)	(5,700)	(1,793)	(12,056)
Other comprehensive loss net of tax, for the period	(20,471)	(2,010)	(12,379)	(4,598)
Total comprehensive loss for the period	$(72,372)	$(56,155)	$(140,414)	$(72,160)

HUDBAY MINERALS INC.
Condensed Consolidated Interim Statements of Changes in Equity (Unaudited and in thousands of US dollars)

	Share capital (note 19)	Other capital reserves	Foreign currency translation reserve	Remeasurement reserve	Retained earnings	Total equity
Balance, January 1, 2019	$1,777,340	$28,837	$(11,819)	$(58,272)	$442,770	$2,178,856
Loss	-	-	-	-	(67,562)	(67,562)
Other comprehensive income (loss)	-	-	7,458	(12,056))	-	(4,598)
Total comprehensive income (loss)	-	-	7,458	(12,056)	(67,562)	(72,160)
Dilution of Partner's investor in Rosemont		25,978				25,978
Contributions by and distributions to owners:
Dividends (note 19b)	-	-	-	-	(1,955)	(1,955)
Total contributions by and distributions to owners	-	-	-	-	(1,955)	(1,955)
Balance, June 30, 2019	$1,777,340	$54,815	$(4,361)	$(70,328)	$373,253	$2,130,719
Loss	-	-	-	-	(276,248)	(276,248)
Other comprehensive income (loss)	-	-	1,762	(6,138)	-	(4,376)
Total comprehensive income (loss)	-	-	1,762	(6,138)	(276,248)	(280,624)
Contributions by and distributions to owners:
Dividends	-	-	-	-	(1,972)	(1,972)
Total contributions by and distributions to owners	-	-	-	-	(1,972)	(1,972)
Balance, December 31, 2019	$1,777,340	$54,815	$(2,599)	$(76,466)	$95,033	$1,848,123

HUDBAY MINERALS INC.
Condensed Consolidated Interim Statements of Changes in Equity (Unaudited and in thousands of US dollars)

	Share capital (note 19)	Other capital reserves	Foreign currency translation reserve	Remeasurement reserve	Retained earnings	Total equity
Balance, January 1, 2020	$1,777,340	$54,815	$(2,599)	$(76,466)	$95,033	$1,848,123
Loss	-	-	-	-	(128,035)	(128,035)
Other comprehensive loss	-	-	(10,586)	(1,793)	-	(12,379)
Total comprehensive loss	-	-	(10,586)	(1,793)	(128,035)	(140,414)
Contributions by and distributions to owners:
Dividends (note 19b)	-	-	-	-	(1,804)	(1,804)
Stock options (note 5c)	-	398	-	-	-	398
Total contributions by and distributions to owners	-	398	-	-	(1,804)	(1,406)
Balance, June 30, 2020	$1,777,340	$55,213	$(13,185)	$(78,259)	$(34,806)	$1,706,303

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three and six months ended June 30, 2020 and 2019

1. Reporting entity

On January 1, 2017, Hudbay Minerals Inc. amalgamated under the Canada Business Corporations Act with its subsidiaries Hudson Bay Mining and Smelting Co., Limited and Hudson Bay Exploration and Development Company Limited to form Hudbay Minerals Inc. ("HMI" or the "Company"). The address of the Company's principal executive office is 25 York Street, Suite 800, Toronto, Ontario. The unaudited condensed consolidated interim financial statements ("interim financial statements") of the Company for the three and six months ended June 30, 2020 and 2019 represent the financial position and the financial performance of the Company and its subsidiaries (together referred to as the "Group" or "Hudbay" and individually as "Group entities").

Wholly owned subsidiaries as at June 30, 2020 include HudBay Marketing & Sales Inc. ("HMS"), HudBay Peru Inc., HudBay Peru S.A.C. ("Hudbay Peru"), HudBay (BVI) Inc., Hudbay Arizona Inc, Rosemont Copper Company ("Rosemont") and Mason Resources (US) Inc ("Mason").

Hudbay is an integrated mining company primarily producing copper concentrate (containing copper, gold and silver), molybdenum concentrate and zinc metal. With assets in North and South America, the Group is focused on the discovery, production and marketing of base and precious metals. Directly and through its subsidiaries, Hudbay owns three polymetallic mines, four ore concentrators and a zinc production facility in northern Manitoba and Saskatchewan (Canada) and Cusco (Peru) and copper projects in Arizona and Nevada (United States). The Group also has equity investments in a number of junior exploration companies. The Company is governed by the Canada Business Corporations Act and its shares are listed under the symbol "HBM" on the Toronto Stock Exchange, New York Stock Exchange and Bolsa de Valores de Lima.

2. Basis of preparation

(a)  Statement of compliance:

These interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting as issued by the International Accounting Standards Board ("IASB") and do not include all of the information required for full annual financial statements by International Financial Reporting Standards ("IFRS").

These interim financial statements should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2019 which includes information necessary or useful to understanding the Company's business and financial statement presentation. In particular, the Company's significant accounting policies are presented as note 3 in the audited consolidated financial statements for the year ended December 31, 2019 and have been consistently applied in the preparation of these interim financial statements.

The Board of Directors approved these interim financial statements on August 11, 2020.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three and six months ended June 30, 2020 and 2019

(b)  COVID-19 estimation uncertainty:

At the end of 2019, a novel strain of coronavirus ("COVID-19") was reported in China. The COVID-19 outbreak has developed rapidly in 2020, with a significant number of infections around the world, including regions the Group operates in. On March 11, 2020, the World Health Organization declared the COVID-19 outbreak a global pandemic. During the first half of 2020 containment measures have resulted in decreased economic activity, which has adversely affected the broader global economy.

The resulting impacts on global commerce have been and continue to be far-reaching. To date there has been volatility in stock markets, commodities and foreign exchange markets, restrictions on the conduct of business in many jurisdictions and the global movement of people and some goods have become restricted.

To date, the Group has experienced production below initial estimated levels and reduced revenue as a result of a temporary suspension of operations at its Constancia mine from March 19, 2020 to May 17, 2020, in accordance with government-ordered shut down of non-essential businesses. The Company has evaluated the potential impacts arising from COVID-19 on all aspects of its business.

(c)  Use of judgements and estimates:

The preparation of the interim financial statements in conformity with IFRS requires the Group to make judgements, estimates and assumptions, in applying accounting policies that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the interim financial statements, as well as reported amounts of revenue and expenses during the reporting period. Actual results may differ from these judgements, estimates and assumptions. The interim financial statements reflect the judgements and estimates outlined by the Group in its audited consolidated financial statements for the year ended December 31, 2019.

3. Significant accounting policies

These interim financial statements reflect the accounting policies applied by the Group in its audited consolidated financial statements for the year ended December 31, 2019 and comparative periods.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three and six months ended June 30, 2020 and 2019

4. New standards

New standards and interpretations adopted

(a)  Amendment to IFRS 3 - Business Combinations

The amendment to IFRS 3 clarifies the definition of a business and includes an optional concentration test to determine whether an acquired set of activities and assets is a business. This amendment is in effect January 1, 2020 and will be treated prospectively. The Group will apply these amendments to future acquisition transactions.

New standards and interpretations not yet adopted

(b)  Amendment to IAS 16 - Property, Plant and Equipment

The amendments to IAS 16 prohibit deducting from the cost of property, plant and equipment and proceeds from selling items produced while bringing that assets to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, a company will recognize such sales proceeds and related cost in profit or loss.

This amendment is in effect January 1, 2022 with early adoption permitted. The Group has not yet determined the effect of adoption of this amendment on its consolidated financial statements. On adoption, an entity applies the amendments retrospectively only to items of property, plant and equipment that were brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after the beginning of the earliest period presented in the financial statements in which the entity first applies the amendments.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three and six months ended June 30, 2020 and 2019

5. Revenue and expenses

(a) Revenue

The Group's revenue by significant product types:

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Copper	$88,193	205,341	$227,371	$407,634
Zinc	59,020	71,561	122,574	138,767
Gold	44,020	33,804	86,769	54,710
Silver	4,960	6,925	11,034	15,314
Molybdenum	2,332	11,252	11,496	17,584
Other	955	1,444	1,855	2,510
	199,480	330,327	461,099	636,519
Non-cash streaming arrangement items
Amortization of deferred revenue - gold	6,321	8,465	10,456	16,043
Amortization of deferred revenue - silver	7,583	12,832	16,021	31,061
Amortization of deferred revenue - variable consideration adjustments - prior periods [1]	-	-	(2,813)	(16,295)
	13,904	21,297	23,664	30,809
Pricing and volume adjustments [2]	6,993	(270)	(3,583)	(3,573)
	220,377	351,354	481,180	663,755
Treatment and refining charges	(11,464)	(21,940)	(27,160)	(42,083)
	$208,913	$329,414	$454,020	$621,672
[1] See note 15.
[2] Pricing and volume adjustments represent mark-to-market adjustments on initial estimate of provisionally priced sales, realized and unrealized changes to fair value for non-hedge derivative contracts and adjustments to originally invoiced weights and assays.

(b) Depreciation and amortization

Depreciation of property, plant and equipment and amortization of intangible assets are reflected in the condensed consolidated interim income statements as follows:

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Cost of sales	$80,807	$91,194	$167,246	$168,325
Selling and administrative expenses	423	545	841	1,097
	$81,230	$91,739	$168,087	$169,422

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three and six months ended June 30, 2020 and 2019

(c) Share-based compensation expenses (recoveries)

Share-based compensation expenses (recoveries) are reflected in the condensed consolidated interim income statements as follows:

	Cash-settled				Total share-based compensation expense
	RSUs	DSUs	PSUs	Stock options
Three months ended June 30, 2020
Cost of sales	$284	$-	$-	$-	$284
Selling and administrative	949	1,598	284	398	3,229
Other expenses	84	-	-	-	84
	$1,317	$1,598	$284	$398	$3,597
Six months ended June 30, 2020
Cost of sales	$68	$-	$-	$-	$68
Selling and administrative	70	65	284	398	817
Other expenses	-	-	-	-	-
	$138	$65	$284	$398	$885
Three months ended June 30, 2019
Cost of sales	$(62)	$-	$-	$-	$(62)
Selling and administrative	(306)	(1,477)	-	-	(1,783)
Other expenses	(30)	-	-	-	(30)
	$(398)	$(1,477)	$-	$-	$(1,875)
Six months ended June 30, 2019
Cost of sales	$365	$-	$-	$-	$365
Selling and administrative	1,886	996	-	-	2,882
Other expenses	221	-	-	-	221
	$2,472	$996	$-	$-	$3,468

During the six months ended June 30, 2020, the Company granted 1,581,385 stock options (six months ended June 30, 2019 - nil). For further details on stock options, see note 19c.

(d) Other expenses

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Regional costs	$895	$724	$1,780	$1,940
Write down of UCM receivable	-	25,978	-	25,978
Pampacancha delivery obligation	-	-	-	7,499
Loss on disposals	457	-	2,857	-
Allocation of community costs	752	-	1,480	-
Other	(828)	2,207	651	5,189
	$1,276	$28,909	$6,768	$40,606

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three and six months ended June 30, 2020 and 2019

During the first quarter of 2019, the Group recognized an obligation to deliver additional precious metal credits to Wheaton Precious Metals ("Wheaton") as a result of the Group's expectation that mining at the Pampacancha deposit will not begin until after 2020. The obligation is to be paid in four quarterly installments, with the two first payments having been paid in March and June 2020.

(e) Net finance expenses

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Net interest expense on long-term debt
Interest expense on long-term debt	$19,729	$19,562	$39,364	$39,091
Interest capitalized	-	(3,297)	-	(6,592)
	19,729	16,265	39,364	32,499
Accretion on streaming arrangements (note 15)
Current year additions	15,732	15,915	31,071	31,837
Variable consideration adjustments - prior periods	-	-	960	6,047
	15,732	15,915	32,031	37,884
Change in fair value of financial assets and liabilities at fair value through profit or loss
Embedded derivatives	1,200	894	4,071	(3,707)
Gold prepayment liability (note 12)	7,572	-	7,572	-
Investments	(4,116)	2,639	(743)	1,848
	4,656	3,533	10,900	(1,859)
Other net finance costs
Net foreign exchange losses (gains)	1,768	921	(3,078)	1,780
Accretion on community agreements measured at amortized cost	1,121	294	2,242	594
Unwinding of discounts on provisions	775	1,113	2,125	2,298
Withholding taxes	2,137	2,078	4,030	4,268
Other finance expense	2,183	2,010	4,686	5,161
Interest income	(332)	(2,321)	(1,438)	(4,899)
	7,652	4,095	8,567	9,202
Net finance expense	$47,769	$39,808	$90,862	$77,726

Until October 1, 2019, interest expense related to certain long-term debt had been capitalized to the Rosemont project. Following the Court ruling to vacate and remand the U.S. Forest Service's issuance of the Final Record of Decision for the Rosemont project during the third quarter of 2019, the Group ceased capitalization effective October 1, 2019. The capitalization of this interest expense will resume upon the reinstatement of permits and will continue from that point until commercial production is reached.

Other finance expense relates primarily to fees on the Group's revolving credit facilities and capitalized leases.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three and six months ended June 30, 2020 and 2019

6. Trade and other receivables

	Jun. 30, 2020	Dec. 31, 2019
Current
Trade receivables	$93,062	$87,332
Statutory receivables	10,615	16,543
Other receivables	2,443	2,119
	106,120	105,994
Non-current
Taxes receivable	16,729	17,669
Other receivables	1,520	1,595
	18,249	19,264
	$124,369	$125,258

7. Inventories

	Jun. 30, 2020	Dec. 31, 2019
Current
Stockpile	$4,487	$10,396
Work in progress	6,606	14,420
Finished goods	72,903	62,230
Materials and supplies	59,006	51,774
	143,002	138,820
Non-current
Stockpile	16,367	14,626
Materials and supplies	5,112	4,829
	21,479	19,455
	$164,481	$158,275

The cost of inventories recognized as an expense, including depreciation, and included in cost of sales amounted to $187,651 and $416,844 for the three and six months ended June 30, 2020 (three and six months ended June 30, 2019 - $260,639 and $475,153).

As a result of the state of emergency declared by the Peruvian government in response to the COVID-19 pandemic during the first quarter of 2020, Constancia underwent a temporary and orderly suspension of operations. Fixed overhead production costs incurred during the temporary suspension of operations commencing March 19, 2020 through to May 17, 2020 amounted to $31,948 and were recognized directly to cost of sales.

During the three and six months ended June 30, 2020, the Group recognized a recovery of $8,154 and expense of $2,221 in cost of sales related to adjustments of the carrying value of inventories to net realizable value. For inventories sold during the six months ended June 30, 2020, the related amount transferred from inventory to cost of sales was $3,925 less than it would have been had write-downs not been previously recognized. There were no write-downs in the six months ended June 30, 2019.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three and six months ended June 30, 2020 and 2019

8. Other financial assets

	Jun. 30, 2020	Dec. 31, 2019
Current
Derivative assets	$1,837	$1,712
Restricted cash	337	337
	2,174	2,049

Non-current
Investments at fair value through profit or loss	11,369	11,287
	$13,543	$13,336

Investments at fair value through profit or loss consist of securities in Canadian metals and mining companies, all of which are publicly traded. The change in investments at fair value through profit or loss is mostly attributed to fluctuations in market price and foreign exchange impact.

9. Intangibles and other assets

Intangibles and other assets of $22,168 includes $17,277 of other assets (December 31, 2019 - $5,384) and $4,891 of intangibles (December 31, 2019 - $5,027).

Other assets represent the carrying value of certain future community costs. The liability remaining for these agreements is recorded in other financial liabilities at amortized cost (note 12).  Amortization of the carrying amount is recorded in the condensed consolidated interim income statements within other expenses (note 5d). The increase in other assets during the six months ended June 30, 2020 primarily relates to amendments to the original agreements with communities for the Constancia operation which allow Hudbay to extract minerals over the useful life of the Constancia operation.

Intangibles mainly represent computer software costs.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three and six months ended June 30, 2020 and 2019

10. Property, plant and equipment

Jun. 30, 2020	Cost	Accumulated depreciation and amortization	Carrying amount
Exploration and evaluation assets	$69,236	$-	$69,236
Capital works in progress	801,591	-	801,591
Mining properties	2,154,599	(998,603)	1,155,996
Plant and equipment	2,706,878	(1,139,652)	1,567,226
Plant and equipment-ROU Assets[1]	206,123	(120,246)	85,877
	$5,938,427	$(2,258,501)	$3,679,926

Dec. 31, 2019	Cost	Accumulated depreciation and amortization	Carrying amount
Exploration and evaluation assets	$69,903	$-	$69,903
Capital works in progress	733,874	-	733,874
Mining properties	2,146,583	(963,530)	1,183,053
Plant and equipment	2,653,752	(1,069,687)	1,584,065
Plant and equipment-ROU Assets[1]	201,972	(110,308)	91,664
	$5,806,084	$(2,143,525)	$3,662,559
[1] Includes $5,143 of capital works in progress - ROU assets (cost) that relate to the Arizona and Manitoba Business units (December 31, 2019 - $4,481)

For the six months ended June 30, 2020, the increase in property, plant and equipment (cost) of $132,343 was mainly caused by fixed asset and construction in progress asset additions of $166,674 and increases in decommissioning and restoration assets of $58,449 (producing assets) as a result of lower discount rates, partially offset by the effects of movements in exchange rates of $87,336.

11. Other liabilities

	Jun. 30, 2020	Dec. 31, 2019
Current
Provisions (note 16)	$29,525	$33,575
Pension liability	13,878	12,015
Other employee benefits	3,355	2,806
Unearned revenue	2,401	1,015
	$49,159	$49,411

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three and six months ended June 30, 2020 and 2019

12. Other financial liabilities

	Jun. 30, 2020	Dec. 31, 2019
Current
Derivative liabilities	$9,217	$10,295
Embedded derivatives (note 21c)	5,633	9,074
Other financial liabilities at amortized cost	65,713	8,707
	80,563	28,076

Non-current
Deferred Rosemont acquisition consideration	25,215	24,491
Gold prepayment liability	123,057	-
Other financial liabilities at amortized cost	35,401	15,293
	183,673	39,784
	$264,236	$67,860

The derivative liabilities include derivative and hedging transactions. Derivative liabilities are carried at their fair value with changes in fair value recorded to the condensed consolidated interim income statements. The fair value adjustments for hedging type derivatives are recorded in revenue. Fair value adjustments for embedded derivatives are recorded within net finance expense.

On May 7, 2020, the Company entered into an agreement and received $115,005 in exchange for the delivery of 79,954 gold ounces starting January 2022 and ending in December 2023, which were valued at gold forward curve prices averaging $1,682 per ounce at the time of the transaction. The agreement has been assessed as a financial liability that has been designated as fair value through profit or loss within change in fair value of financial instruments, with a component of the fair value related to the fluctuation in the Company's own credit risk being recorded to other comprehensive income. The fair value adjustment recorded in profit or loss and other comprehensive income for the three months ended June 30, 2020 were losses of $7,572 and $480, respectively.

Other financial liabilities at amortized cost relate to agreements with communities near the Constancia operation which allow Hudbay to extract minerals over the useful life of the Constancia operation, carry out exploration and evaluation activities in the area and provide Hudbay with community support to operate in the region. The increase in other financial liabilities at amortized cost during the six months ended June 30, 2020 primarily relates to changes in estimated community payments arising from the execution of the Pampacancha surface rights agreement.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three and six months ended June 30, 2020 and 2019

The following table summarizes changes in other financial liabilities at amortized cost:

Balance, January 1, 2019	$21,361
Net additions	7,369
Disbursements	(6,351)
Accretion	1,222
Effects of changes in foreign exchange	399
Balance, December 31, 2019	$24,000
Net additions	85,630
Disbursements	(7,647)
Accretion	2,242
Effects of changes in foreign exchange	(3,111)
Balance, June 30, 2020	$101,114

13. Lease Liability

	Jun. 30, 2020	Dec. 31, 2019
Total minimum lease payments - lease liabilities	$75,673	$88,096
Effect of discounting	(4,399)	(6,149)
Present value of minimum lease payments	71,274	81,947
Less: current portion	(32,243)	(32,781)
	$39,031	$49,166

Minimum payments under leases:
Less than 12 months	$33,875	$27,557
13 - 36 months	35,713	48,503
37 - 60 months	2,839	7,798
More than 60 months	3,246	4,238
	$75,673	$88,096

The Group has entered into leases for its Peru, Manitoba and Arizona business units which expire between 2020 and 2043. The interest rates on leases which were capitalized have implicit interest rates between 1.95% to 5.13%, per annum. The range of interest rates utilized for discounting varies depending mostly on the Hudbay Group entity acting as lessee and duration of the lease. For certain leases, the Group has the option to purchase the equipment and vehicles leased at the end of the terms of the leases. The Group's obligations under these leases are secured by the lessor's title to the leased assets. The present value of applicable lease payments has been recognized as a ROU asset, which was included as a non-cash addition to property, plant and equipment, and a corresponding amount as a lease liability.

There are no restrictions placed on the Group by entering into these leases.

The following outlines expenses recognized within the Company's condensed consolidated interim income statements for the periods ended June 30, 2020, relating to leases for which a recognition exemption was applied.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three and six months ended June 30, 2020 and 2019

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Short-term leases	$8,158	$10,409	$20,854	$22,150
Low value leases	44	31	124	69
Variable leases	11,835	18,985	22,366	31,004
Total	$20,037	$29,425	$43,344	$53,223

Payments made for short term, low value and variable leases would mostly be captured as expenses in the condensed consolidated interim income statements, however, certain amounts may be capitalized to PP&E for the Arizona business unit during its development phase and certain amounts may be reported in inventories given the timing of sales. Variable consideration leases include equipment used for heavy civil works at Constancia.

14. Long-term debt

Long-term debt is comprised of the following:

	Jun. 30, 2020	Dec. 31, 2019
Senior unsecured notes (a)	$994,764	$991,558
Less: Unamortized transaction costs - revolving credit facilities (b)	(6,346)	(6,303)
	$988,418	$985,255

(a) Senior unsecured notes

Balance, January 1, 2019	$989,306
Change in fair value of embedded derivative (prepayment option)	1,079
Accretion of transaction costs and premiums	1,173
Balance, December 31, 2019	$991,558
Change in fair value of embedded derivative (prepayment option)	2,585
Accretion of transaction costs and premiums	621
Balance, June 30, 2020	$994,764

The $1,000,000 aggregate principal amount of senior notes are comprised of two series: (i) a series of 7.25% senior notes due 2023 in an aggregate principal amount of $400,000 and (ii) a series of 7.625% senior notes due 2025 in an aggregate principal amount of $600,000.

The senior notes are guaranteed on a senior unsecured basis by substantially all of the Company's subsidiaries, other than HudBay (BVI) Inc. and certain excluded subsidiaries, which include the Company's subsidiaries that own an interest in the Rosemont project and any newly formed or acquired subsidiaries that primarily hold or may develop non-producing mineral assets that are in the pre-construction phase of development. The Group's revolving credit facilities are secured against substantially all of the Group's assets, other than those associated with the Arizona business unit.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three and six months ended June 30, 2020 and 2019

(b) Unamortized transaction costs - revolving credit facilities

Balance, January 1, 2019	$8,276
Accretion of transaction costs	(2,342)
Transaction costs	369
Balance, December 31, 2019	$6,303
Accretion of transaction costs	(1,368)
Transaction costs	1,411
Balance, June 30, 2020	$6,346

As at June 30, 2020, the Peru business unit had $24,795 in letters of credit issued under the Peru revolving credit facility to support its reclamation obligations and the Manitoba business unit had $82,221 in letters of credit issued under the Canada revolving credit facility to support its reclamation and pension obligations.

Surety bonds

The Arizona business unit had $8,591 in surety bonds and the Peru business unit had $20,000 in surety bonds, issued to support future reclamation and closure obligations. No cash collateral is required to be posted under these surety bonds.

Other letters of credit

The Peru business unit had $45,000 in letters of credit issued with various Peruvian financial institutions. No cash collateral is required to be posted under these letters of credit.

15. Deferred revenue

On August 8, 2012 and November 4, 2013, the Group entered into precious metals stream transactions with Wheaton whereby the Group has received aggregate deposit payments of $455,100 against delivery of (i) 100% of payable gold and silver from the 777 mine until the end of 2016, and delivery of 50% of payable gold and 100% of payable silver for the remainder of the 777 mine life; and aggregate deposit payments of $429,900 against the delivery of (ii) 100% of payable silver and 50% of payable gold from the Constancia mine.

In addition to the aggregate deposit payments of $885,000, as gold and silver is delivered under the stream agreements, the Group receives cash payments equal to the lesser of (i) the market price and (ii) $400 per ounce (for gold) and $5.90 per ounce (for silver), subject to 1% annual escalation after three years, from the inception of the agreement.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three and six months ended June 30, 2020 and 2019

The Group recorded the deposits received as deferred revenue and recognizes amounts in revenue as gold and silver are delivered under the stream agreements. The Group determines the amortization of deferred revenue to the condensed consolidated interim income statements on a per unit basis using the estimated total number of gold and silver ounces expected to be delivered under the stream agreements over the life of the 777 and Constancia life-of-mine plans. For the six months ended June 30, 2020 the drawdown rates for the 777 stream agreement for gold and silver were $1,131 and $21.43 per ounce, respectively (year ended December 31, 2019 - $1,177 and $22.51 per ounce, respectively). For the six months ended June 30, 2020 the drawdown rates for the Constancia stream agreement for gold and silver were $976 and $21.52 per ounce, respectively (year ended December 31, 2019 - $948 and $21.77 per ounce, respectively). The Group estimates the current portion of deferred revenue based on deliveries anticipated over the next twelve months.

The Group has determined that precious metals stream contracts are subject to variable consideration and contain a significant financing component. As such, the Company recognizes a financing charge at each reporting period and will gross up the deferred revenue balance to recognize the significant financing element that is part of these contracts. The Group's streaming arrangements are secured against the mining properties and other business unit assets associated with the applicable stream.

The Group expects that the remaining performance obligations for the 777 and Constancia streams will be settled by the expiry of their respective stream agreements, which is no earlier than 2036.

As part of the streaming agreement for the 777 mine, the Group must repay, with precious metals credits, the legal deposit provided by August 1, 2052, the expiry date of the agreement. If the legal deposit is not fully repaid with precious metals credits from 777 production by the expiry date, a cash payment for the remaining amount will be due at the expiry date of the agreement. As a result of changes in the remaining 777 mine reserves and resources there is a possibility that an amount of the legal deposit may not be repaid by means of 777 mine's precious metals credits over its expected remaining mine life. As at June 30, 2020, this prepayment amount does not meet the definition of a financial liability. The Group incorporates the possibility of repayment as part of its assessment of variable consideration in recognizing the amount of deferred revenue to recognize in income.

The following table summarizes changes in deferred revenue:

Balance, January 1, 2019	$566,078
Amortization of deferred revenue
Liability drawdown	(92,398)
Variable consideration adjustments - prior periods	16,295
Accretion on streaming arrangements
Current year additions	63,725
Variable consideration adjustments - prior periods	6,047
Effects of changes in foreign exchange	4,009
Balance, December 31, 2019	$563,756
Amortization of deferred revenue
Liability drawdown	(26,477)
Variable consideration adjustments - prior periods	2,813
Accretion on streaming arrangements (note 5e)
Current year additions	31,071
Variable consideration adjustments - prior periods	960
Effects of changes in foreign exchange	(3,922)
Balance, June 30, 2020	$568,201

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three and six months ended June 30, 2020 and 2019

Consideration from the Company's stream agreement is considered variable. Gold and silver revenue can be subject to cumulative adjustments when the number of ounces to be delivered under the contract changes. As a result of changes in the Company's reserve and resource estimate in the first quarter of 2020, the amortization rate by which deferred revenue is drawn down into income is adjusted and, as required, a current period catch up adjustment is made for all prior period stream revenues since the stream agreement inception date. This variable consideration adjustment resulted in a revenue reversal of $2,813 and finance expense of $960 (December 31, 2019 - revenue reversal of $16,295 and additional finance expense $6,047).

During the year ended December 31, 2019, and first quarter of 2020, the Company recognized an adjustment to gold and silver revenue and finance costs due to a net increase in the Company's reserve and resource estimates.

Deferred revenue is reflected in the condensed consolidated interim balance sheets as follows:

	Jun. 30, 2020	Dec. 31, 2019
Current	$74,835	$86,933
Non-current	493,366	476,823
	$568,201	$563,756

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three and six months ended June 30, 2020 and 2019

16. Provisions

Reflected in the condensed consolidated interim balance sheets as follows:

Jun. 30, 2020	Decommissioning, restoration and similar liabilities	Deferred share units	Restricted share units	Performance share units	Other	Total
Current (note 11)	$23,865	$3,290	$1,541	$-	$829	$29,525
Non-current	323,811	-	1,397	287	1,344	326,839
	$347,676	$3,290	$2,938	$287	$2,173	$356,364

Dec. 31, 2019	Decommissioning, restoration and similar liabilities	Deferred share units	Restricted share units	Performance share units	Other	Total
Current (note 11)	$23,621	$3,876	$4,468	$-	$1,610	$33,575
Non-current	278,495	-	1,009	-	1,346	280,850
	$302,116	$3,876	$5,477	$-	$2,956	$314,425

Decommissioning, restoration and similar liabilities are remeasured at each reporting date to reflect changes in discount rates, exchange rates, and timing and extent of cash outflows which can significantly affect the liabilities.

Decommissioning, restoration and similar liabilities have been discounted to their present value at rates ranging from 0.18% to 1.41% per annum (2019 - 1.59% to 2.39%), using pre-tax risk-free interest rates that reflect the estimated maturity of each specific liability.

During the six months ended June 30, 2020, the liabilities increased by $45,560. This was mainly the result of lower discount rates, compared to December 31, 2019, associated with discounting the provisions, increasing the liabilities by $59,200, which was partially offset by a weaker Canadian dollar impacting the liabilities of the Manitoba segment by $9,487 and payments of $6,129.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three and six months ended June 30, 2020 and 2019

17. Pension and other employee benefits

Pension obligations

The Group uses a December 31 measurement date for all of its plans. As at June 30, 2020, the discount rate applied to the most recent actuarial valuation decreased to 2.77% compared to the December 31, 2019 discount rate of 3.08%, reflecting lower corporate bond yields utilized for discounting pension liabilities. The decrease in the discount rate has resulted in an increase in the defined benefit pension obligation which was offset by changes in plan assets.

Other employee benefits

The Group sponsors both other long-term employee benefit plans and non-pension post-employment benefits plans and uses a December 31 measurement date. As at June 30, 2020, the discount rate applied to the most recent actuarial valuation decreased to 2.95% compared to the December 31, 2019 discount rate of 3.17%, reflecting lower corporate bond yields utilized for discounting other employee benefit liabilities. The decrease in the discount rate has resulted in an increase in the long-term employee benefit plans and non-pension post-employment benefit plans obligation.

18. Income and mining taxes

(a) Tax recoveries:

The tax expense (recoveries) is applicable as follows:

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Current:
Income taxes	$687	$(1,417)	$700	$5,656
Mining taxes	-	7,190	(17)	5,855
Adjustments in respect of prior years	-	423	(349)	(642)
	687	6,196	334	10,869
Deferred:
Income tax recoveries - origination, revaluation and/or reversal of temporary differences	(23,722)	8,598	(27,911)	(3,573)
Mining tax (recoveries) expenses - origination, revaluation and/or reversal of temporary difference	332	(5,168)	(830)	(2,159)
Adjustments in respect of prior years	-	588	386	381
	(23,390)	4,018	(28,355)	(5,351)
	$(22,703)	$10,214	$(28,021)	$5,518

Adjustments in respect of prior years refers to amounts changing due to the filing of tax returns and assessments from government authorities.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three and six months ended June 30, 2020 and 2019

(b) Deferred tax assets and liabilities as represented on the condensed consolidated interim balance sheets:

	Jun. 30, 2020	Dec. 31, 2019
Deferred income tax asset	$78,733	$69,950
Deferred mining tax asset	5,265	5,096
	83,998	75,046

Deferred income tax liability	(211,305)	(233,218)
Deferred mining tax liability	(9,305)	(9,710)
	(220,610)	(242,928)
Net deferred tax liability balance, end of period	$(136,612)	$(167,882)

The Group has retroactively changed its presentation of deferred tax assets and liabilities to separate out the Canadian mining tax assets and liabilities, which has the effect of changing the prior reported balances of deferred tax assets and deferred tax liabilities. There is no net impact to cash flows or net deferred tax liabilities.

(c) Changes in deferred tax assets and liabilities:

	Six months ended June 30, 2020	Year ended Dec. 31, 2019
Net deferred tax liability balance, beginning of year	$(167,882)	$(308,577)
Deferred tax recovery	28,355	144,865
OCI transactions	(1,215)	1,878
Foreign currency translation on the deferred tax liability	4,130	(6,048)
Net deferred tax liability balance, end of period	$(136,612)	$(167,882)

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three and six months ended June 30, 2020 and 2019

19. Share capital

(a) Preference shares:

Authorized: Unlimited preference shares without par value

(b) Common shares:

Authorized: Unlimited common shares without par value

Issued and fully paid:

	Six months ended June 30, 2020		Year ended Dec. 31, 2019
	Common shares	Amount	Common shares	Amount
Beginning and end of period	261,272,151	$1,777,340	261,272,151	$1,777,340

During the six months ended June 30, 2020, the Company paid $1,804 in dividends on March 27, 2020 to shareholders of record as of March 10, 2020. During the six months ended June 30, 2019, the Company paid $1,955 in dividends on March 29, 2019 to shareholders of record as of March 8, 2019.

(c) Equity-settled share-based compensation - stock options:

The Group may grant options to employees, officers, directors or consultants of the Group or its affiliates to purchase common shares of the Group.

During the six months ended June 30, 2020, the Company granted 1,581,385 stock options (six months ended June 30, 2019 - nil). The following table presents the weighted average fair value assumptions used in the Black-Scholes valuation of these options:

For options granted during the six months ended:	June 30, 2020
Weighted average share price at grant date (CAD)	$3.77
Risk-free rate	0.41%
Expected dividend yield	0.5%
Expected stock price volatility (based on historical volatility)	60.1%
Expected life of option (months)	80
Weighted average per share fair value of stock options granted (CAD)	$2.02

There are no stock options outstanding that are exercisable as at June 30, 2020.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three and six months ended June 30, 2020 and 2019

20. Earnings per share

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Basic and diluted weighted average common shares outstanding	261,272,151	261,272,151	261,272,151	261,272,151

The determination of the diluted weighted-average number of common shares excludes the impact of 1,581,385, stock options that were anti-dilutive for the three and six months ended June 30, 2020 (three and six months ended June 30, 2019 - nil).

For periods where Hudbay records a loss, the Group calculates diluted loss per share using the basic weighted average number of shares. If the diluted weighted average number of shares were used, the result would be a reduction in the loss, which would be anti-dilutive. For the three and six months ended June 30, 2020 and 2019, the Group calculated diluted loss per share using 261,272,151 common shares.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three and six months ended June 30, 2020 and 2019

21. Financial instruments

(a) Fair value and carrying value of financial instruments:

The following presents the fair value ("FV") and carrying value ("CV") of the Group's financial instruments and non-financial derivatives:

	Jun. 30, 2020		Dec. 31, 2019
	FV	CV	FV	CV
Financial assets at amortized cost
Cash and cash equivalents [1]	$391,136	$391,136	$396,146	$396,146
Restricted cash[1]	337	337	337	337
Fair value through profit or loss
Trade and other receivables1, [2]	97,025	97,025	91,046	91,046
Non-hedge derivative assets[3]	1,837	1,837	1,712	1,712
Prepayment option - embedded derivatives[7]	-	-	2,585	2,585
Investments at FVTPL[4]	11,369	11,369	11,287	11,287
Total financial assets	501,704	501,704	503,113	503,113
Financial liabilities at amortized cost
Trade and other payables1, [2]	152,331	152,331	184,604	184,604
Deferred Rosemont acquisition consideration[8]	25,215	25,215	24,491	24,491
Other financial liabilities[5]	90,380	101,114	21,338	24,000
Senior unsecured notes[6]	966,906	994,764	1,050,126	994,143
Fair value through profit or loss
Embedded derivatives[3]	5,633	5,633	9,074	9,074
Gold prepayment liability[9]	123,057	123,057	-	-
Non-hedge derivative liabilities[3]	9,217	9,217	10,295	10,295
Total financial liabilities	1,372,739	1,411,331	1,299,928	1,246,607
Net financial liability	$(871,035)	$(909,627)	$(796,815)	$(743,494)
[1] Cash and cash equivalents, restricted cash, trade and other receivables and trade and other payables are recorded at carrying value, which approximates fair value due to their short-term nature and generally negligible credit losses.
[2] Excludes tax and other statutory amounts.
[3] Derivatives are carried at their fair value, which is determined based on internal valuation models that reflect observable forward market commodity prices, currency exchange rates, and discount factors based on market US dollar interest rates adjusted for credit risk.
[4] All investments are carried at their fair value, which is determined using quoted market bid prices in active markets for listed shares.
[5] These financial liabilities relate to agreements with communities near the Constancia project in Peru (note 12). Fair values have been determined using a discounted cash flow analysis based on expected cash flows and a credit adjusted discount rate.
[6] Fair value of the senior unsecured notes (note 14) has been determined using the quoted market price at the period end.
[7] Fair value of the prepayment option embedded derivative related to the long-term debt (note 14) has been determined using a binomial tree/lattice approach based on the Hull-White single factor interest rate term structure model.
[8] Discounted value based on a risk adjusted discount rate.
[9] The gold prepayment liability (note 12) is designated as fair value through profit or loss under the fair value option. Gains and losses related to the Company's own credit risk have been recorded at fair value through other comprehensive income. The fair value adjustment recorded in other comprehensive income for the six months ended June 30, 2020 was a loss of $480.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three and six months ended June 30, 2020 and 2019

Fair value hierarchy

The table below provides an analysis by valuation method of financial instruments that are measured at fair value subsequent to recognition. Levels 1 to 3 are defined based on the degree to which fair value inputs are observable and have a significant effect on the recorded fair value, as follows:

-  Level 1: Quoted prices in active markets for identical assets or liabilities;

-  Level 2: Valuation techniques use significant observable inputs, either directly or indirectly, or valuations are based on quoted prices for similar instruments; and,

-  Level 3: Valuation techniques use significant inputs that are not based on observable market data.

June 30, 2020	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Financial assets at FVTPL:
Non-hedge derivatives	$-	$1,837	$-	$1,837
Investments at FVTPL	11,369	-	-	11,369
	$11,369	$1,837	$-	$13,206
Financial liabilities measured at fair value
Financial liabilities at FVTPL:
Embedded derivatives	$-	$5,633	$-	$5,633
Non-hedge derivatives	-	9,217	-	9,217
Gold prepayment liability[1]	-	123,057	-	123,057
	$-	$137,907	$-	$137,907
[1]The gold prepayment liability (note 12) is designated as fair value through profit or loss under the fair value option. Gains and losses related to the Company's own credit risk have been recorded at fair value through other comprehensive income. The fair value adjustment recorded in other comprehensive income for the six months ended June 30, 2020 was a loss of $480.

December 31, 2019	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Financial assets at FVTPL:
Non-hedge derivatives	$-	$1,712	$-	$1,712
Investments at FVTPL	11,287	-	-	11,287
Prepayment option embedded derivative	-	2,585	-	2,585
	$11,287	$4,297	$-	$15,584
Financial liabilities measured at fair value
Financial liabilities at FVTPL:
Embedded derivatives	$-	$9,074	$-	$9,074
Non-hedge derivatives	-	10,295	-	10,295
	$-	$19,369	$-	$19,369

The Group's policy is to recognize transfers into and transfers out of fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer. During the three and six months ended June 30, 2020 and 2019 the Group did not make any transfers.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three and six months ended June 30, 2020 and 2019

(b) Derivatives and hedging:

Copper fixed for floating swaps

Hudbay enters into copper fixed for floating swaps in order to manage the risk associated with provisional pricing terms in copper concentrate sales agreements. As at June 30, 2020, the Group had 17,650 tonnes of net copper swaps outstanding at an effective average price of $2.55/lb and settling across July to December 2020. As at December 31, 2019, the Group had 30,000 tonnes of net copper swaps outstanding at an effective average price of $2.67/lb and settling across January to April 2020. The aggregate fair value of the transactions at June 30, 2020 was a liability of $6,808 (December 31, 2019 was a liability position of $8,362).

Transactions involving derivatives are with large multi-national financial institutions that the Group believes to be credit worthy.

Non-hedge derivative zinc contracts

Hudbay enters into fixed price sales contracts with zinc customers and, to ensure that the Group continues to receive a floating or unhedged realized zinc price, Hudbay enters into forward zinc purchase contracts that effectively offset the fixed price sales contracts. At June 30, 2020, the Group held contracts for forward zinc purchased of 6,179 tonnes (December 31, 2019 - 5,755 tonnes) that related to forward customer sales of zinc. Prices range from $0.85/lb to $1.08/lb (December 31, 2019 - $1.00/lb to $1.15/lb) and settlement dates extend to January 2021. The aggregate fair value of the transactions at June 30, 2020 was a net liability position of $572 (December 31, 2019 - a net liability position of $221).

(c) Embedded derivatives

Changes in fair value of provisionally priced receivables

The Group records changes in fair value of provisionally priced receivables related to provisional pricing in concentrate purchase, concentrate sale and certain other sale contracts. Under the terms of these contracts, prices are subject to final adjustment at the end of a future period after title transfers based on quoted market prices during the quotation period specified in the contract. The period between provisional pricing and final pricing is typically up to three months.

Changes in fair value of provisionally priced receivables are presented in trade and other receivables when they relate to sales contracts and in trade and other payables when they relate to purchase contracts. At each reporting date, provisionally priced metals are marked-to-market based on the forward market price for the quotation period stipulated in the contract, with changes in fair value recognized in revenue for sales contracts and in cost of sales for purchase concentrate contracts. Cash flows related to changes in fair value of provisionally priced receivables are classified in operating activities.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three and six months ended June 30, 2020 and 2019

As at June 30, 2020 and 2019, the Group's net position consisted of contracts awaiting final pricing which are as indicated below:

		Sales awaiting final pricing		Average YTD price ($/unit)
Metal in concentrate	Unit	Jun. 30, 2020	Dec. 31, 2019	Jun. 30, 2020	Dec. 31, 2019
Copper	tonnes	16,980	33,102	2.72	2.80
Zinc	tonnes	-	-	-	-
Gold	oz	20,192	16,152	1,797	1,522
Silver	oz	153,766	124,371	18.57	17.86

The aggregate changes in fair value of provisionally priced receivables within the copper and zinc concentrate sales contracts at June 30, 2020, was an asset position of $8,922 (December 31, 2019 - an asset position of $10,165).

Prepayment option embedded derivative

The senior unsecured notes (note 14) contain prepayment options, which represent embedded derivatives that require bifurcation from the host contract. The prepayment options are measured at fair value, with changes in the fair value being recognized as change in fair value of financial instruments (note 5e). The fair value of the embedded derivative at June 30, 2020 was nil (December 31, 2019 - an asset of $2,585).

Pampacancha delivery obligation-embedded derivative

The Group has recognized an obligation to deliver additional precious metal credits to Wheaton as a result of the Pampacancha deposit not being mined until after 2020 (note 12). The fair value of the embedded derivative at June 30, 2020 was a liability of $5,633 (December 31, 2019 - a liability of $9,074).

(d)  Other financial liabilities

Gold prepayment liability

The gold prepayment liability (note 12) requires settlement by physical delivery of gold ounces or equivalent gold credits. The fair value of the embedded derivative at June 30, 2020 was a liability of $123,057 (December 31, 2019 - nil).

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three and six months ended June 30, 2020 and 2019

22. Commitments and contingencies

Capital commitments

As at June 30, 2020, the Group had outstanding capital commitments in Canada of approximately $45,027 of which $43,866 can be terminated, approximately $36,409 in Peru, all of which can be terminated, and approximately $178,649 in Arizona, primarily related to the Rosemont project, of which approximately $87,745 can be terminated by the Group.

23. Supplementary cash flow information

(a) Change in non-cash working capital:

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Change in:
Trade and other receivables	$(18,821)	$36,505	$(5,735)	$28,979
Other financial assets/liabilities	21,705	(11,612)	(1,153)	(958)
Inventories	(515)	1,816	(7,799)	(18,225)
Prepaid expenses	1,400	(3,679)	2,362	(5,186)
Trade and other payables	(5,492)	1,780	(22,327)	(4,030)
Provisions and other liabilities	3,634	940	3,698	1,187
	$1,911	$25,750	$(30,954)	$1,767

The Group has retroactively changed its presentation of changes in taxes payable/receivable in the statements of cash flows to report all changes in taxes payable/receivable within the operating cash flow before changes in non-cash working capital. There is no net impact to cash flows from operating activities. All comparative periods have been revised.

(b) Non-cash transactions:

During the six months ended June 30, 2020, the Group entered into the following non-cash investing and financing activities which are not reflected in the consolidated statements of cash flows:

-  Remeasurement of the Group's decommissioning and restoration liabilities for the six months ended June 30, 2020 led to a net increase in related property, plant and equipment assets of $58,449 (six months ended June 30, 2019 - increase of $26,491) related to lower discount rates associated with remeasurement of the liabilities.

-  Property, plant and equipment included $7,067 (six months ended June 30, 2019 - $4,618) of capital additions related to the recognition of ROU assets.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three and six months ended June 30, 2020 and 2019

24. Segmented information

Corporate and other activities include the Group's exploration activities in Chile, Canada and the State of Nevada. These exploration entities are not individually significant, as they do not meet the minimum quantitative thresholds for standalone segment disclosure. Corporate and other activities are not considered a segment and are included as a reconciliation to total consolidated results.

Three months ended June 30, 2020
	Manitoba	Peru	Arizona	Corporate and other activities	Total
Revenue from external customers	$155,280	$53,633	$-	$-	$208,913
Cost of sales
Mine operating costs	99,238	41,522	-	-	140,760
Depreciation and amortization	47,655	33,152	-	-	80,807
Gross profit (loss)	8,387	(21,041)	-	-	(12,654)
Selling and administrative expenses	-	-	-	10,713	10,713
Exploration and evaluation	1,148	972	-	72	2,192
Other expenses	(703)	1,515	48	416	1,276
Results from operating activities	$7,942	$(23,528)	$(48)	$(11,201)	$(26,835)
Net interest expense on long term debt					19,729
Accretion on streaming arrangements					15,732
Change in fair value of financial instruments					4,656
Other net finance costs					7,652
Loss before tax					(74,604)
Tax recovery					(22,703)
Loss for the period					$(51,901)

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three and six months ended June 30, 2020 and 2019

Three months ended June 30, 2019
	Manitoba	Peru	Arizona	Corporate and other activities	Total
Revenue from external customers	$152,561	$176,853	$-	$-	$329,414
Cost of sales
Mine operating costs	100,426	94,651	-	-	195,077
Depreciation and amortization	35,558	55,636	-	-	91,194
Gross profit	16,577	26,566	-	-	43,143
Selling and administrative expenses	-	-	-	10,422	10,422
Exploration and evaluation	4,142	1,655	-	2,138	7,935
Other expenses	545	923	27,332	109	28,909
Results from operating activities	$11,890	$23,988	$(27,332)	$(12,669)	$(4,123)
Net interest expense on long term debt					16,265
Accretion on streaming arrangements					15,915
Change in fair value of financial instruments					3,533
Other net finance costs					4,095
Loss before tax					(43,931)
Tax expense					10,214
Loss for the period					$(54,145)

Six months ended June 30, 2020
	Manitoba	Peru	Arizona	Corporate and other activities	Total
Revenue from external customers	$279,113	$174,907	$-	$-	$454,020
Cost of sales
Mine operating costs	193,082	128,337	-	-	321,419
Depreciation and amortization	86,852	80,394	-	-	167,246
Gross loss	(821)	(33,824)	-	-	(34,645)
Selling and administrative expenses	-	-	-	15,816	15,816
Exploration and evaluation	4,994	2,716	-	255	7,965
Other expenses	2,675	2,979	158	956	6,768
Results from operating activities	(8,490)	(39,519)	(158)	(17,027)	(65,194)
Net interest expense on long term debt					39,364
Accretion on streaming arrangements					32,031
Change in fair value of financial instruments					10,900
Other net finance costs					8,567
Loss before tax					(156,056)
Tax recovery					(28,021)
Loss for the period					$(128,035

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three and six months ended June 30, 2020 and 2019

Six months ended June 30, 2019
	Manitoba	Peru	Arizona	Corporate and other activities	Total
Revenue from external customers	$259,693	$361,979	$-	$-	$621,672
Cost of sales
Mine operating costs	185,547	172,846	-	-	358,393
Depreciation and amortization	63,372	104,953	-	-	168,325
Gross profit	10,774	84,180	-	-	94,954
Selling and administrative expenses	-	-	-	25,323	25,323
Exploration and evaluation	7,966	2,547	-	2,830	13,343
Other expenses	2,731	9,638	27,957	280	40,606
Results from operating activities	77	71,995	(27,957)	(28,433)	15,682
Net interest expense on long term debt					32,499
Accretion on streaming arrangements					37,884
Change in fair value of financial instruments					(1,859)
Other net finance costs					9,202
Loss before tax					(62,044)
Tax expense					5,518
Loss for the period					$(67,562)

June 30, 2020
	Manitoba	Peru	Arizona	Corporate and other activities	Total
Total assets	$799,173	$2,508,841	$708,600	$482,278	$4,498,892
Total liabilities	569,812	974,746	77,284	1,170,747	2,792,589
Property, plant and equipment[1]	664,946	2,282,909	699,877	32,194	3,679,926
[1] Included in Corporate and other activities are $27,306 of property, plant and equipment that is located in Nevada.

December 31, 2019
	Manitoba	Peru	Arizona	Corporate and other activities	Total
Total assets	$779,896	$2,556,895	$700,799	$423,467	$4,461,057
Total liabilities	556,267	926,642	78,988	1,051,037	2,612,934
Property, plant and equipment[1]	684,679	2,253,404	691,538	32,938	3,662,559
[1] Included in Corporate and other activities are $27,273 of property, plant and equipment that is located in Nevada.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three and six months ended June 30, 2020 and 2019

25. Events after the reporting period

 Amendments to Credit Facilities

In the second quarter of 2020, the Company entered into discussions with the syndicate of banks in its revolving credit facilities (the "Credit Facilities") to restructure the facilities. On August 7, 2020, each of the banks in the syndicate received credit approval to amend the Credit Facilities and the transaction is expected to close by the end of August.

On closing, the total size of the Credit Facilities will decrease from $550.0 million to $400.0 million to reflect the Company's business requirements until June 2022 when the Credit Facilities mature.